Exhibit 21
BERNARD CHAUS, INC.
List of Subsidiaries

Name of Company	State of Incorporation/Formation
Bernard Chaus International (Hong Kong), Inc.	Delaware

Bernard Chaus International (Korea), Inc.	Delaware

Bernard Chaus International (Taiwan), Inc.	Delaware

S.L. Danielle Acquisition, LLC.	New York

Cynthia Steffe Acquisition, LLC.	New York